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Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE INC. ANNOUNCES SECOND QUARTER FISCAL YEAR 2011 RESULTS

        Ottawa, Canada, October 7, 2010 — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the second quarter fiscal year 2011, ended August 31, 2010. All figures are reported in U.S. dollars and were prepared in accordance with Canadian generally accepted accounting principles.

        Revenue for the second quarter of fiscal year 2011 was $27.2 million, compared with $32.4 million in the second quarter of fiscal year 2010. Revenue from customers within North America was $20.3 million, compared with $29.1 million in the second quarter of the prior fiscal year. Revenue from customers outside North America was $6.9 million, compared with $3.3 million in the second quarter of the prior fiscal year. DragonWave had two customers that each contributed more than 10% of revenue in the second quarter of fiscal year 2011.

        Net income in the second quarter of fiscal year 2011 was $1.2 million or $0.03 per diluted share, compared with net income of $5.7 million or $0.19 per diluted share in the second quarter of fiscal year 2010. Gross margin for the second quarter was 44%, compared with 42% in the second quarter of the prior fiscal year; operating margin was 4% in the quarter, compared with 17% in the second quarter of the prior fiscal year.

        "I am satisfied with our progress in the second quarter in meeting key objectives to strengthen our global market presence, expand our customer and partner base, and to continue to deliver innovative solutions," said DragonWave President and CEO Peter Allen. "The industry-leading Horizon Quantum shipped commercially and contributed to revenue for the first time in the quarter. In addition, we generated revenue from our OEM partnership for the first time this quarter, and we are close to adding another OEM partner. The global demand for mobile broadband Internet services continues to expand — we are still in the early stages of the growth potential for DragonWave mobile backhaul solutions in markets throughout the world."

        Revenue for the first six months of fiscal year 2011 was $75.9 million, an increase of 67% compared with $45.4 million for the first six months of the prior fiscal year. Net income for the first six months of fiscal year 2011 was $10.9 million or $0.29 per diluted share, compared with net income of $3.4 million or $0.12 per diluted share for the first half of fiscal year 2010.

        Cash, cash equivalents, and short-term investments totaled $98.5 million at the end of the second quarter of fiscal year 2011, compared to $115.8 million at the end of the prior quarter, and $19.5 million at the end of the second quarter of fiscal year 2010. The Company used $9.3 million of cash in support of the share repurchase program.

Revenue Outlook for Q3 FY2011

        The Company expects revenue for the third quarter of fiscal year 2011 to be approximately $30 million.

        DragonWave began reporting financial results in US dollars in the first quarter of fiscal year 2011. For comparative purposes all 2010 figures have been translated to US dollars.

Webcast and Conference Call Details

        The DragonWave management team will discuss the results on a conference call and webcast beginning at 8:30 a.m. Eastern Time, tomorrow, October 8, 2010.

Toll-free North America Dial-in: 877-312-9202
International Dial-in: 408-774-4000

        The live webcast and presentation slides will be available at:

http://investor.dragonwaveinc.com/events.cfm.

        An archive of the webcast will be available at the same link.

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

        DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

        Certain statements in this release, including the estimate and sources of revenue for the third quarter of fiscal year 2011 provided above, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. These statements are subject to certain assumptions, risks and uncertainties. Material factors and assumptions used to develop such estimates include:

  •
  DragonWave's expectations regarding network deployment plans of its existing and new customers; and

  •
  DragonWave's expectations regarding the volume and timing of anticipated order activity.

        Readers are cautioned not to place undue reliance on such statements. These statements are provided to assist external stakeholders in understanding DragonWave's expectations as of the date of this release and may not be appropriate for other purposes.

        Actual results, performance, achievements or developments of DragonWave may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in DragonWave's Annual Information Form dated May 6, 2010 and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively, and include the following:

  •
  DragonWave relies on a small number of customers for a large percentage of its revenue.

  •
  DragonWave's growth is dependent on the development and growth of the market for high-capacity wireless communications services.

  •
  DragonWave faces intense competition from several competitors and if it does not compete effectively with these competitors, its revenues may not grow and could decline. DragonWave also faces competition from indirect competitors.

  •
  DragonWave relies on its suppliers to supply components for its products and the Company is exposed to the risk that these suppliers will not be able to supply components on a timely basis, or at all.

  •
  DragonWave may conduct acquisitions of products and businesses. There are risks associated with such acquisitions.

  •
  DragonWave's success depends on its ability to develop new products and enhance existing products.

  •
  If DragonWave is required to change its pricing models to compete successfully, its margins and operating results may be adversely affected.

  •
  DragonWave's quarterly revenue and operating results can be difficult to predict and can fluctuate substantially.

  •
  DragonWave has a lengthy and variable sales cycle.

        DragonWave assumes no obligation to update or revise any forward-looking statements or forward-looking information, whether because of new information, future events or otherwise, except as expressly required by law.

Investor Contact:	Media Contact:
John Lawlor VP, Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2252	Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262

CONSOLIDATED BALANCE SHEETS
Expressed in US $000's
(unaudited)

	As at August 31, 2010	As at February 28, 2010
Assets
Current Assets
Cash and cash equivalents	43,921	105,276
Short term investments	54,556	8,074
Trade receivables	20,654	28,926
Other receivables	931	1,801
Inventory	27,508	23,910
Prepaid expenses	1,819	721
Future income tax asset	338	436

	149,727	169,144
Long Term Assets
Property, equipment and intangible assets	8,505	7,546
Future income tax asset	106	59

	8,611	7,605
Total Assets	158,338	176,749

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	13,245	33,949
Income taxes payable	93	835
Deferred revenue	2,662	1,017

	16,000	35,801
Long Term Liabilities	2,473	2,102
Commitments
Shareholders' equity
Capital stock	170,364	179,174
Contributed surplus	1,992	1,375
Deficit	(22,873)	(32,085)
Accumulated other comprehensive income	(9,618)	(9,618)

	139,865	138,846
Total Liabilities and Shareholders' Equity	158,338	176,749

Shares issued & outstanding	35,112,860	36,934,917

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
Expressed in US $000's except share and per share amounts
(unaudited)

	Three months ended August 31		Six months ended August 31
	2010	2009	2010	2009
REVENUE	27,171	32,423	75,897	45,422
Cost of sales	15,219	18,795	42,714	27,304

Gross profit	11,952	13,628	33,183	18,118

EXPENSES
Research and development	3,733	3,236	8,431	5,701
Selling and marketing	4,468	3,257	8,604	5,326
General and administrative	2,607	1,661	5,183	2,664
Investment tax credits	—	(55)	—	(104)

	10,808	8,099	22,218	13,587

Income from operations	1,144	5,529	10,965	4,531
Interest income/(expense)	76	(5)	108	17
Investment gain	62	—	13	—
Gain on sale of property, equipment and intangible assets	—	32	—	32
Foreign exchange gain (loss)	69	64	186	(1,310)

Income before income taxes	1,351	5,620	11,272	3,270
Income tax expense (recovery)	126	(125)	357	(125)

Net and Comprehensive Income	1,225	5,745	10,915	3,395
Income per share
Basic	0.03	0.20	0.30	0.12
Diluted	0.03	0.19	0.29	0.12
Weighted Average Shares Outstanding
Basic	35,978,213	28,620,162	36,447,553	28,594,700
Diluted	36,690,926	29,675,696	37,345,767	29,281,050

CONSOLIDATED STATEMENTS OF CASH FLOWS
Expressed in US $000's
(unaudited)

	Three months ended August 31		Six months ended August 31
	2010	2009	2010	2009
Operating Activities
Net Income	1,225	5,745	10,915	3,395
Items not affecting cash
Depreciation	796	308	1,509	556
Stock-based compensation	336	276	631	473
Unrealized foreign exchange loss	174	328	190	1,169
Gain on sale of property, equipment and intangible assets	—	(32)	—	(32)
Benefit on recognition of future income tax asset	—	(316)	—	(316)
Inventory impairment	707	300	650	320
Unrealized gain on short term investments	(65)	—	(16)	—
Accrued interest on short term investments	(33)	—	(40)	—

	3,140	6,609	13,839	5,565
Changes in non-cash working capital items	(10,290)	(5,526)	(15,324)	(1,643)

	(7,150)	1,083	(1,485)	3,922

Investing Activities
Acquisition of property, equipment and intangible assets	(917)	(1,368)	(3,142)	(1,850)
Purchase of short term investments	(69,917)	—	(115,225)	—
Maturirty of short term investments	60,725	—	68,799	11,800

	(10,109)	(1,368)	(49,568)	9,950

Financing Activities
Change in line of credit	—	1	—	31
Share repurchase	(9,269)	—	(10,323)	—
Issuance of common shares net of issuance costs	64	32	211	41

	(9,205)	33	(10,112)	72

Effect of foreign exchange on cash and cash equivalents	(174)	(328)	(190)	(1,169)
Net increase (decrease) in cash and cash equivalents	(26,638)	(580)	(61,355)	12,775
Cash and cash equivalents at beginning of period	70,559	20,048	105,276	6,693

Cash and cash equivalents at end of period	43,921	19,468	43,921	19,468

Cash paid during the period for interest	—	13	—	19

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  Exhibit 99.1
DRAGONWAVE INC. ANNOUNCES SECOND QUARTER FISCAL YEAR 2011 RESULTS
CONSOLIDATED BALANCE SHEETS Expressed in US $000's (unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME Expressed in US $000's except share and per share amounts (unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's (unaudited)